UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2025
Commission File Number: 001-40805
VersaBank
(Exact name of registrant as specified in its charter)
140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 20, 2025, VersaBank issued a press release titled "VersaBank launches enhanced CMHC Lending Program: Expected to generate a minimum of $2 million in incremental revenue in Fiscal 2026 with de minimis additional operating costs", a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.
The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: November 20, 2025	By:	/s/ Brent T. Hodge
Name: Brent T. Hodge
Title: SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1
Press Release dated November 20, 2025 titled "VersaBank launches enhanced CMHC Lending Program: Expected to generate a minimum of $2 million in incremental revenue in Fiscal 2026 with de minimus additional operating expenses".